ARTICLES OF AMENDMENT TO THE ARTICLES OF
                 INCORPORATION OF WESTMARK GROUP HOLDINGS, INC.


     Pursuant to the provisions of the Colorado Business Corporation Act, Westmark Group Holdings, Inc. adopts the following Article of Amendment to its Articles of Incorporation:

     FIRST: The name of the Corporation is WESTMARK GROUP HOLDINGS, INC.

     SECOND: The following Amendment to the Articles of Incorporation was adopted by the Board of Directors of the Corporation on September 27, 1994 in the manner prescribed by the Colorado Business Corporation Act. Shareholder action was not required.

     THIRD: Article Fourth of the Articles of Incorporation is amended in its entirety to read as follows:

         (a) The Corporation is authorized to issue two classes of shares to be designated "preferred" and "common", herein referred to as "preferred shares" and "common shares" respectively. The total number of common shares authorized is 100,000,000 shares. The total number of preferred shares authorized is 30,000,000 shares.

         (b) The preferred shares authorized by these Articles of incorporation shall be issued from time to time in series. The rights, preferences, privileges and restrictions granted to or imposed on the first series of preferred shares are as follows:

         (1) The first series of preferred shares shall consist of 300,000 shares.

         (2) The holder of any shares of the first series shall have the right to convert said shares to common shares after June 30, 1995 upon written notice to the Corporation. Each preferred share shall be convertible into 10 shares of common stock of the Corporation.

         (3) Each first series preferred share shall have voting rights equivalent to 10 shares of the Corporation's common stock.

         (c) Each shareholder of record shall have one vote for each share of stock standing in his or her name on the books of the corporation and entitled to vote. Cumulative voting shall not be permitted in the election fo directors or otherwise.

         (d) At all meetings of shareholders, one-third of the shares entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum.

         (e) The shareholders, by vote or concurrence of a majority of the outstanding shares of the corporation, or any class or series thereof, entitled to vote on the subject matter, may take any action which, except for this Article, would require a two-thirds vote under the Colorado Corporation Code, as amended.

         (f) No shareholder of the corporation shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for the rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

         (g) The board of directors may from time to time distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the corporation, a portion of its assets, in cash or property, subject to the limitations contained in the statutes of Colorado and these Articles of Incorporation."


Westmark Group Holdings, Inc.



By: /s/ ?????
   -------------------------
Harry C. Coolidge, Secretary